Exhibit 99.2

GW Pharmaceuticals plc Announces Pricing of Public Offering of ADSs
Raising Gross Proceeds of $276 Million

London, UK, 6 December 2017: GW Pharmaceuticals plc (Nasdaq: GWPH, "GW" or the “Company”), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, announced today the pricing of an underwritten public offering by the Company. GW will issue 2,400,000 American Depositary Shares (“ADSs”), representing 28,800,000 ordinary shares of GW, at a price to the public of $115.00 per ADS on the Nasdaq Global Market, raising gross proceeds of approximately $276 million (before deducting underwriting discounts, commissions and offering expenses). GW has granted the underwriters a 30-day option to purchase up to an additional 360,000 ADSs at the public offering price less underwriting discounts and commissions. Closing of the offering is expected to occur on 11 December, 2017.

Goldman Sachs & Co. LLC, Morgan Stanley, BofA Merrill Lynch and Cowen are acting as joint book-running managers for the offering.

The ADSs described above are being offered by GW pursuant to a shelf registration statement filed by GW with the Securities and Exchange Commission (“SEC”) that became automatically effective on April 17, 2017. A preliminary prospectus supplement related to the offering has been filed with the SEC and is available on the SEC’s website at http://www.sec.gov. Copies of the final prospectus supplement and the accompanying prospectus relating to this offering, when available, may be obtained from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectusgroup-ny@ny.email.gs.com; Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014; BofA Merrill Lynch, NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, Attention: Prospectus Department, email: dg.prospectus_requests@baml.com; or from Cowen and Company, LLC, c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY, 11717, Attn: Prospectus Department, telephone: 1-631-274-2806.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

For readers in the European Economic Area

In any EEA Member State that has implemented the Prospectus Directive, this communication is only addressed to and directed at qualified investors in that Member State within the meaning of the Prospectus Directive. The term “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in each relevant Member State), together with any relevant implementing measure in the relevant Member State.

For readers in the United Kingdom

This communication, in so far as it constitutes an invitation or inducement to enter into investment activity (within the meaning of s21 Financial Services and Markets Act 2000 as amended) in connection with the securities which are the subject of the offering described in this press release or otherwise, is being directed only at (i) persons who are outside the United Kingdom or (ii) persons who have professional experience in matters relating to investments who fall within Article 19(5) (“Investment professionals”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) certain high value persons and entities who fall within Article 49(2)(a) to (d) (“High net worth companies, unincorporated associations etc”) of the Order; or (iv) any other person to whom it may lawfully be communicated (all such persons in (i) to (iv) together being referred to as “relevant persons”). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW, along with its U.S. subsidiary, Greenwich Biosciences, is advancing an orphan drug program in the field of childhood epilepsy with a focus on Epidiolex (cannabidiol), for which GW has submitted an NDA to the FDA for the adjunctive treatment of LGS and Dravet syndrome. The Company continues to evaluate Epidiolex in additional epilepsy conditions and currently has ongoing clinical trials in Tuberous Sclerosis Complex and Infantile Spasms. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex® (nabiximols), which is approved for the treatment of spasticity due to multiple sclerosis in numerous countries outside the United States. The Company has a deep pipeline of additional cannabinoid product candidates which includes compounds in Phase 1 and 2 trials for glioblastoma, schizophrenia and epilepsy.

Forward-looking statements

This news release may contain forward-looking statements that reflect GW's current expectations regarding future events, including statements regarding the expected closing of the offering, financial performance, the timing of clinical trials, the timing and outcomes of regulatory or intellectual property decisions, the relevance of GW products commercially available and in development, the clinical benefits of Epidiolex® (cannabidiol), the safety profile and commercial potential of Epidiolex, and the development and commercialization of Epidiolex. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of, and uncertainties related to, the regulatory process, and the acceptance of Sativex, Epidiolex and other products by consumer and medical professionals. A further list and description of risks and uncertainties associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission, including the most recent Form 20-F filed on 4 December 2017. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Enquiries:

GW Pharmaceuticals plc	(Today) +44 20 3727 1000

Stephen Schultz, VP Investor Relations (US)	917 280 2424 / 401 500 6570